

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com



LETTER FOR MAINTENANCE OF EXEMPTION

10 August 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 26

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	10.07.2006, 14.07.2006, 24.07.2006, 02.08.2006 and 07.08.2006
2	Changes in Director's Interest Pursuant to Section 135 of the Companies Act 1965.	03.07.2006
3	Subcription of shares in Dunlopillo (Hong Kong) Limited	04.07.2006
4	Final closing date in respect of the exit offer by Sime Darby Motors Sdn Bhd in conjunction with the voluntary withdrawal of Hyundai-Sime Darby Berhad from the Official List of Bursa Malaysia Securities Berhad.	04.07.2006
5	Proposed disposal of Yunnan Sime Winner Motor Services Co., Limited.	11.07.2006
6	Acquisition of a new subsidiary - Sime Darby Resort Sdn. Bhd.	11.07.2006
7	Public Shareholding Spread.	13.07.2006
8	(1) Incorporation and acquisition of new subsidiaries - Sime Darby Brunsfield Australia Limited and Oyster Cove International Pty Ltd ("OCI")	17.07.2006
	(2) Related Party Transaction - Proposed acquisition of land by OCI from Vanwell Pty Ltd.	

...2/-

9	Completion of the disposal of Century Automotive Products Sdn. Bhd.	24.07.2006
10	Completion of the disposal of Yunnan Sime Winner Motor Services Co., Limited.	27.07.2006
11	Acquisition of a new subsidiary - Fortum Energy Solutions (Thailand) Company Limited.	01.08.2006

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD



NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Y/working/sdb/letter re EDMS



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 10/07/2006 05:46:47 PM
Reference No SD-060707-47EA2

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 29/06/2006	* 700,000	
Acquired	30/06/2006	1,200,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 403,228,705
Direct (%) : 16.35
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after : 403,228,705

change

* Date of notice : 30/06/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 6th July 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 14/07/2006 05:11:07 PM
Reference No SD-060711-D0C9A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 1,000,000 shares
Disposal of 784,400 shares)

SBB Asset Management Sdn Bhd
(Acquisition of 387,400 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 03/07/2006	* 600,000	
Acquired	03/07/2006	150,000	
Disposed	04/07/2006	250,000	
Acquired	04/07/2006	237,400	
Disposed	05/07/2006	67,100	
Acquired	06/07/2006	400,000	
Disposed	06/07/2006	467,300	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the EPF Board and its Portfolio Manager.

*	Nature of interest	:	Direct
	Direct (units)	:	403,831,705
	Direct (%)	:	16.38
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	Total no of securities after change	:	403,831,705
*	Date of notice	:	06/07/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 10th and 12th July 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 24/07/2006 05:25:16 PM
Reference No SD-060719-781C4

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
(Acquisition of 2,200,100 shares)
Disposal of 165,900 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 260,900 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 20/06/2006	* 100,000	
Disposed	21/06/2006	100,000	
Acquired	07/07/2006	85,000	
Disposed	07/07/2006	60,900	
Acquired	10/07/2006	500,000	
Acquired	11/07/2006	227,100	
Disposed	12/07/2006	65,900	
Disposed	13/07/2006	100,000	
Acquired	14/07/2006	1,388,000	

*	Circumstances by reason of which change has occurred	: Acquisition and disposal of shares by the EPF Board and by its Portfolio Manager.
*	Nature of interest	: Direct
	Direct (units)	: 405,605,005
	Direct (%)	: 16.45

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Total no of securities after change : 405,605,005

* Date of notice : 14/07/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 14th,18th and 20th July 2006.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 02/08/2006 05:43:50 PM
Submitted by S DARBY on 02/08/2006 05:46:16 PM
Reference No SD-060802-4EC74

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 3,436,000 shares)

Nomura Asset Management (Singapore) Ltd.
(Acquisition of 250,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 17/07/2006	* 1,200,000	
Acquired	18/07/2006	1,300,000	
Acquired	19/07/2006	600,000	
Acquired	19/07/2006	250,000	
Acquired	20/07/2006	336,000	

* Circumstances by reason of : Acquisition of shares by the EPF Board and its Portfolio

which change has occurred Manager.

	which change has occurred		Manager.
*	Nature of interest	:	Direct
	Direct (units)	:	409,291,005
	Direct (%)	:	16.6
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	409,291,005
*	Date of notice	:	20/07/2006

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 24th and 26th July 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 07/08/2006 05:14:30 PM
Submitted by S DARBY on 07/08/2006 05:22:02 PM
Reference No SD-060807-35280

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

**Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 21/07/2006	* 375,600	
Acquired	24/07/2006	500,000	
Acquired	25/07/2006	1,400,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct

Direct (units)	:	411,566,605
Direct (%)	:	16.69
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	411,566,605

* Date of notice : 26/07/2006



Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 28th July and 1st August 2006.



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 03/07/2006 05:51:15 PM
Reference No SD-060628-63254

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of director

* Name	:	Dato' Ahmad Zubair @ Ahmad Zubir Haji Murshid
* Address	:	c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value)	:	Options over unissued ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 26/06/2006	* 70,000	

Circumstances by reason of which change has occurred	:	Options granted pursuant to the Sime Darby Employees' Share Option Scheme
Nature of interest	:	Direct
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	302,000
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	03/07/2006

Remarks :

i. The exercise price of the options over 54,000 unissued shares granted on 28.02.2002 is RM4.90 per share.
ii. The exercise price of the options over 54,000 unissued shares granted on 06.06.2003 is RM5.08 per share.
iii. The exercise price of the options over 54,000 unissued shares granted on 28.05.2004 is RM5.47 per share.

iv. The exercise price of the options over 70,000 unissued shares granted on 20.05.2005 is RM5.28 per share.
v. The exercise price of the options over 70,000 unissued shares granted on 26.06.2006 is RM5.41 per share.



Form Version 2.0

General Announcement

Submitted by S DARBY on 04/07/2006 05:15:26 PM
Reference No SD-060522-BB355

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Subscription of shares in Dunlopillo (Hong Kong) Limited
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Dunlopillo Holdings Sdn Bhd, had today subscribed for and been alloted 1 new ordinary share of HK$1.00 in Dunlopillo (Hong Kong) Limited ("DHKL"), representing the entire issued and paid-up share capital of DHKL, for cash and at par.

DHKL was incorporated in Hong Kong on 26 May 2006. DHKL will be principally involved in the business of distribution of mattresses and related bedding products.

The investment in DHKL is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 4 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 04/07/2006 06:42:14 PM
Reference No SD-060704-64378

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

FINAL CLOSING DATE AT 5.00 P.M. ON 7 JULY 2006 ("FINAL CLOSING DATE") IN RESPECT OF THE EXIT OFFER BY SIME DARBY MOTORS SDN BHD ("SDM") IN CONJUNCTION WITH THE VOLUNTARY WITHDRAWAL OF HYUNDAI-SIME DARBY BERHAD ("HSD") FROM THE OFFICIAL LIST OF THE MAIN BOARD OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") PURSUANT TO PARAGRAPH 16.04 OF THE LISTING REQUIREMENTS OF BURSA SECURITIES ("EXIT OFFER")

* Contents :-

Further to the announcement dated 12 June 2006 made by AmMerchant Bank Berhad (a member of AmInvestment Group) on behalf of Sime Darby Berhad, we wish to advise that the Final Closing Date for acceptances in respect of the Exit Offer is **5.00 p.m. on 7 July 2006. There will be no further extensions beyond the Final Closing Date.**

This announcement is dated 4 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 11/07/2006 05:21:00 PM
Reference No SD-060704-31982

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Proposed disposal of Yunnan Sime Winner Motor Services Co., Limited (Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 9th March 2006, Sime Darby Berhad ("Sime Darby") wishes to announce that the period for completion of the Equity Interest Transfer Contract dated 8th March 2006 between Sime Darby Motors (Nissan China) Holdings Limited ("SDMNC"), a wholly-owned subsidiary of Sime Darby, Ms Ma Qin, Yunnan Kai Cheng Economic and Trading Company Limited and Yunnan Sime Winner Motor Services Co., Limited ("YSW") for the disposal by SDMNC of its entire 90% equity interest in YSW to Ms Ma Qin has been extended by a further period of 90 days to 5th October 2006 pending approval from the regulatory authorities.

This announcement is dated 11th July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 11/07/2006 05:31:57 PM
Reference No SD-060705-D92BE

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Sime Darby Resort Sdn. Bhd.

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Hartanah Sdn. Bhd. had, today acquired 2 ordinary shares of RM1.00 each in Sime Darby Resort Sdn. Bhd. (SD Resort") representing the entire issued and paid-up share capital of SD Resort from YM Tunku Dato' P Badlishah ibni Tunku Annuar and Mr. Chong Kee Hong, for a total consideration of RM2.00.

SD Resort was incorporated in Malaysia on 6 June 2006. Its intended business is property development.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30th June 2007.

YM Tunku Dato' P Badlishah ibni Tunku Annuar and Mr. Chong Kee Hong are Directors of Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.), a 60%-owned subsidiary of Sime Darby. Save as disclosed above, none of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 11th July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 13/07/2006 05:48:12 PM
Reference No SD-060710-35388

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

PUBLIC SHAREHOLDING SPREAD

* Contents :-

Sime Darby Berhad ("SDB") is pleased to announce that it is in compliance with the public shareholding spread under paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia Securities Berhad which prescribes that a listed issuer must have at least 25% of its listed shares in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each.

As at 30th June 2006, SDB's listed shares are held by 26,747 public shareholders holding not less that 100 shares each representing 47.04% of the total listed shares of SDB.

This announcement is dated 13 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0
General Announcement
Submitted by S DARBY on 17/07/2006 06:09:01 PM
Reference No SD-060705-515AA

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

(1) INCORPORATION AND ACQUISITION OF NEW SUBSIDIARIES - SIME DARBY BRUNSFIELD AUSTRALIA LIMITED AND OYSTER COVE INTERNATIONAL PTY LTD ("OCI")
(2) RELATED PARTY TRANSACTION - PROPOSED ACQUISITION OF LAND BY OCI FROM VANWELL PTY LTD

* Contents :-

1. **INCORPORATION AND ACQUISITION OF NEW SUBSIDIARIES**

1.1 Sime Darby Berhad ("Sime Darby" or "the Company") wishes to announce that its 60%-owned subsidiary, Sime Darby Brunsfield Holding Sdn. Bhd. (formerly known as Sime Darby Brunsfield Development Sdn. Bhd.), had on 14 July 2006 subscribed for and been alloted 100 new ordinary shares of USD1.00 each in Sime Darby Brunsfield Australia Pte Ltd ("SDB Australia"), representing the entire issued and paid-up share capital of SDB Australia for cash and at par.

SDB Australia was incorporated in the British Virgin Islands on 26 June 2006 with an authorised share capital of USD50,000.00.

1.2 SDB Australia had, on 29 June 2006 subscribed and was allotted 70 shares representing 70% of the total issued and paid-up share capital of Oyster Cove International Pty Ltd ("OCI"), a private company incorporated in Australia, for cash. The remaining 30% of the issued and paid-up share capital of OCI is held by Pressview Pty Ltd, an entity controlled by Dato Jannie Tay.

OCI was incorporated on 29 June 2006 with an issued and paid-up share capital of AUD100 divided into 100 ordinary shares of AUD1.00 each. The issued and paid-up share capital of OCI will be increased to AUD 5,250,000 to enable OCI to fund its property development activities. OCI will be principally involved in property development

2. **RELATED PARTY TRANSACTION - PROPOSED ACQUISITION OF LAND BY OCI FROM VANWELL PTY. LTD.**

2.1 **Introduction**

On 17 July 2006, OCI entered into a Sale & Purchase Agreement ("SPA") with Vanwell Pty. Ltd.

("Vanwell") to acquire a piece of land identified as Lot 1000, Helensvale Road, Hope Island, QLD 4212, Queensland, Australia ("the Land") from Vanwell for a cash consideration of AUD21,000,000 ("Purchase Consideration") ("the Proposed Acquisition").

2.2 Details of the Proposed Acquisition

2.2.1 Information on the Land

The Land measuring approximately 200 acres is a freehold land on SP 159254, of County Ward, Parish of Coomera which is located on Hope Island, along the North Shore of Gold Coast, Queensland. OCI will not assume any liabilities from the Proposed Acquisition.

2.2.2 Information on Vanwell

Vanwell is a company incorporated in Australia and controlled by Dato Jannie Tay. Its principal activity is to act as Trustee for the Vanwell Unit Trust, which holds the Oyster Cove Property at Helensvale on Queensland's Gold Coast, Australia for development and sale.

Of the 400 over acres of Land which was initially acquired at a cost of AUD8,705,771 on 30 April 1988, more than 50% have been developed to-date. The balance of the undeveloped land is being sold to OCI with the relevant approvals and permits for development.

2.2.3 Source of funds

The Purchase Consideration is proposed to be satisfied by equity contribution based on the shareholding structure i.e. SD Brunsfield : 70% and Pressview Pty Ltd : 30%, and bank borrowings.

2.2.4 Development potential

OCI proposes to sub-divide the Land into separate plots for development of residential and commercial properties and other ancillary facilities.

2.3 Basis of arriving at the Purchase Consideration

The total Purchase Consideration of AUD21,000,000 for the Proposed Acquisition was arrived at on a "willing buyer willing seller" basis after taking into account the immediate to long term market potential of the Land and the valuation exercise undertaken by Messrs Heron Todd White in April 2005 based on the discounted cashflow method of valuation.

The net book value of the Land on the balance sheet of Vanwell as at 30 June 2006 was AUD17,500,000 based on the certified bank valuation dated 16 April 2005. Since the April 2005 valuation, Vanwell has secured all necessary final approvals for the completion of the land development and expended a further AUD1,100,000 excluding interest and borrowing expenses, on design and construction improvements.

2.4 Salient terms of the Proposed Acquisition

The salient terms of the Proposed Acquisition as set out in the SPA are as follows:-

2.4.1 Liabilities and encumbrances

The Land will be acquired from Vanwell free from all liens, charges or encumbrances and with full legal and beneficial title and all rights attaching thereto.

2.4.2 Consideration and payment terms

The Purchase Consideration for the Proposed Acquisition of AUD21,000,000 is to be satisfied in cash in the following manner:-

(a) 1% to be paid as deposit within 5 business days from the date of the SPA;

(b) Balance to be paid within 14 days after all Condition Precedents have been fulfilled.

2.4.3 Condition Precedents

The SPA is subject to the following Condition Precedents being fulfilled/obtained within 14 days from the later of:-

(a) the approval from the Board of Directors of Vanwell within 30 days from the date of the SPA;

(b) the approval from the Board of Directors of OCI within 30 days from the date of the SPA;

(c) Vanwell obtaining written consent from the mortgagee of the Land existing as at the date of the SPA, consenting to the terms of the SPA within 21 days from the date of the SPA;

(d) OCI being satisfied with the due diligence investigations conducted in relation to all aspects of the Land within 30 days from the date of the SPA;

(e) OCI obtaining finance approval to its satisfaction for an amount equal to 75% of the Purchase Consideration within 30 days from the date of the SPA ; and

(f) the approval from the Foreign Investment Review Board within 90 days from the date of the SPA.

2.5 Rationale of the Proposed Acquisition

One of Sime Darby's core activities is property investment and development. The Proposed Acquisition will increase the Group's landbank for development activities. The Land which has been proposed as mixed development will enable the Group to continue to focus on one of its core businesses as a property developer.

2.6 Risk Factors

The risk factors associated with the Proposed Acquisition and subsequent development on the Land are as follows:-

2.6.1 Inherent business risks

Being involved in property development, Sime Darby is subject to certain inherent risks in the

property development industry such as changes in general and business conditions, interest rates, foreign exchange, labour and building material shortages. However, since the Sime Darby Group is already involved in property development, the above risk factors already exist in the Sime Darby Group and hence the Proposed Acquisition could be viewed as an expansion of the Group's business and not a diversification into a new business that carries new risks.

2.6.2 Political and regulatory considerations

The performance of OCI is subject to the overall political and regulatory conditions in Malaysia as well as Australia. These political and regulatory conditions include but are not limited to changes in political leadership, changes in laws and regulations, trade barriers, imposition of quotas, unfavourable taxes and restrictive profit repatriation policies.

2.6.3 Market competition

In view of the current property market recovery in Australia and other neighbouring development projects, it is likely that competition from various properties developers will be keen.

As a mitigating factor, Sime Darby believes that it is able to manage the competition by leveraging on the management and financial strength of the Sime Darby Group.

2.7 Call Option Deed

Concurrent with the execution of the SPA, OCI also entered into a Call Option Deed ("Option Deed") with Pressview Pty Ltd. Under the Option Deed, Pressview Pty Ltd was granted a call option to purchase part of the Land, known as the 'hotel site', for an agreed price of AUD1,000,000 from OCI.

2.8 Approvals required

The completion of the Proposed Acquisition is conditional upon, amongst others, the approval of the Foreign Investment Review Board in Australia and other relevant regulatory authorities, if required.

2.9 Financial effects

The Proposed Acquisition is not expected to have a material effect on the earnings, share capital or net assets of the Sime Darby Group for the financial year ending 30 June 2007.

2.10 Directors and substantial shareholders interests

The Proposed Acquisition is a related party transaction under the Bursa Malaysia Listing Requirements as Dato Jannie Tay is a substantial shareholder of Vanwell and Pressview Pty Ltd.

Save as disclosed above, none of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the Proposed Acquisition.

2.11 Documents for inspection

A copy of the SPA and Valuation Report on the Land are available for inspection at the registered office of Sime Darby at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur during normal office hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of the announcement.

This announcement is dated 17 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 24/07/2006 05:25:02 PM
Reference No SD-060706-5E00C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of the disposal of Century Automotive Products Sdn. Bhd. ("CAP")
(Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcement dated 10th April 2006, Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Malaysia Region Berhad, Sime Darby Nominees Sendirian Berhad and SD Holdings Berhad, all of which are wholly-owned subsidiaries of Sime Darby, had on 24th July 2006 completed the disposal of all their respective equity interests in CAP totalling 99.64% to Ramcar Battery Sdn. Bhd.

As a result, CAP ceased to be a subsidiary of Sime Darby with effect from that date.

This announcement is dated 24th July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 27/07/2006 05:18:14 PM
Reference No SD-060727-26504

	Submitting Merchant Bank (if applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Completion of the disposal of Yunnan Sime Winner Motor Services Co., Limited (Announcement pursuant to Chapter 9.19 (45) of the Listing Requirements)

* Contents :-

Further to the announcements dated 9th March 2006 and 11th July 2006, Sime Darby Berhad ("Sime Darby") wishes to announce that Sime Darby Motors (Nissan China) Holdings Limited, a wholly-owned subsidiary of Sime Darby, had on 25th July 2006 completed the disposal of its 90% equity interest in Yunnan Sime Winner Motor Services Co., Limited ("YSW") to Ms Ma Qin.

As a result, YSW ceased to be a subsidiary of Sime Darby with effect from that date.

This announcement is dated 27th July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:



Form Version 2.0

General Announcement

Submitted by S DARBY on 01/08/2006 05:49:13 PM
Reference No SD-060705-27404

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Acquisition of a new subsidiary - Fortum Energy Solutions (Thailand) Company Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Eastern Limited, had on 31st July 2006 acquired the entire equity interest in Fortum Energy Solutions (Thailand) Company Limited ("FEST") for a total cash consideration of Euro 1.125 million (approximately RM5.24 million) from Fortum Power and Heat Oy, a company incorporated in Finland.

FEST was incorporated in Thailand on 15th September 1998. Its principal activity is the provision of operation and maintenance services to power plants in Thailand, including Laem Chabang Power Company Limited which is a wholly-owned subsidiary of Sime Darby.

The abovementioned acquisition is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30th June 2007. None of the Directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said acquisition.

This announcement is dated 1st August 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: